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                                                                    EXHIBIT 99.2

FOR IMMEDIATE RELEASE:        October 16, 1996
CONTACT:                      Wendy Yang
                              (505) 880-5321


         THE LONE TREE MINE RECEIVES APPROVAL FOR MINE PLAN EXPANSION
                        AND BEGINS MINING IN SECTION 14

ALBUQUERQUE, NEW MEXICO - SANTA FE PACIFIC GOLD CORPORATION (NYSE:GLD) announced that it has received Bureau of Land Management (BLM) approval of the Plan of Operations for the expansion of the Lone Tree Mine, southeast of Winnemucca, Nevada, allowing the immediate extension of the pit into Section 14. Mining in
Section 14 is expected to contribute an incremental 10,000 ounces of gold production in this quarter that would not have been available without the approval. Including the new production from Section 14, Lone Tree is expected to produce 185,000 to 195,000 ounces of gold at a cash cost of $255 to $265 per ounce in 1996.

Patrick M. James, Chairman, President and CEO of Santa Fe Pacific Gold, said, "The receipt of approval has been long awaited for the mining of oxide ores from
Section 14. The pit expansion increases mining efficiency, allowing Lone Tree flexibility with access to all areas of the mine. This is one more important step in our aggressive growth of operations this year to produce one million ounces of gold in 1997 and one and a quarter million ounces in 1998."

A Record of Decision and Plan of Operations approval were received from the BLM on October 15, 1996, following the public availability of the final Environmental Impact Statement for Lone Tree. The approved mine plan extends mine life to at least 2006 and includes the expansion of open pit mining to extend the current pit into Sections 12 and 14. Under the plan, ore from the pit expansion will be processed using the existing mill and heap leach pads.

The Private Securities Litigation Reform Act of 1995: This news release contains forward-looking information. Any such information involves a degree of risk and uncertainty, including, but not limited to, gold prices, ore grade, mining and processing conditions and costs, and regulatory and permitting matters.

Santa Fe Pacific Gold is one of the largest gold mining companies in North America with mines in Nevada and California and exploration offices and projects throughout the world. The Company's shares are traded on the New York Stock Exchange under the symbol GLD.